United States securities and exchange commission logo





                            January 3, 2023

       Murray Bailey
       Chief Executive Officer and President
       EESTech, Inc.
       Suite 417, 241 Adelaide Street
       Brisbane, 4000, Australia

                                                        Re: EESTech, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed December 16,
2022
                                                            File No. 000-32863

       Dear Murray Bailey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Any reference to prior comments is to our prior comment letter dated November 22, 2022.

       Registration Statement on Form 10-12G filed December 16, 2022

       Description of Business
       Samancor Chrome Holdings Proprietary Limited, page 11

   1. We note your response to prior comment 5, disclosing an estimated investment of US$50 million for the
commissioning of the Samancor FeCr slag reclamation facility, which is anticipated to generate
approximately US$90 million per annum with an EBITDA of
                                                        approximately 60%, and
that project cost includes finished product packaging sold at the gate of the project
site. To balance your disclosure, please expand your discussion to describe the nature and
estimated amounts of all costs associated with the Samancor
                                                        contract, including
costs to produce and deliver the volumes underlying your $900 million sales value estimate.
Additionally, reconcile your cost estimates to your 60% EBITDA.
 Murray Bailey
EESTech, Inc.
January 3, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher,
Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at
(202) 551-8770
or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameMurray Bailey
                                                           Division of
Corporation Finance
Comapany NameEESTech, Inc.
                                                           Office of Energy &
Transportation
January 3, 2023 Page 2
cc:       David Mittelman
FirstName LastName